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                                                                  CONFORMED COPY


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933



                          For the month of August 2005




                                BANCOLOMBIA S.A.
                                ----------------
                 (Translation of Registrant's name into English)


                               Calle 50 No. 51-66
                               Medellin, Colombia
                               ------------------
                    (Address of principal executive offices)




(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      Form 20-F      [X]             Form 40-F    [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


      Yes            [ ]             No             [X]

(If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):  82-              .)
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This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 001-32535).
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                                    SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 BANCOLOMBIA S.A.
                                    (Registrant)




Date: August 1, 2005          By  /s/  JAIME ALBERTO VELASQUEZ B.
                                 ----------------------------------
                                 Name:   Jaime Alberto Velasquez B.
                                 Title:  Vice President of Finance
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(BANCOLOMBIA LETTERHEAD)

                      PUBLICATION OF PUBLIC DEED OF MERGER
                           IN THE COMERCIAL REGISTER


August 1, 2005. Today the public deed number 3974 of July 30, 2005 of the Notary Public 29 of Medellin, by which the merger of BANCOLOMBIA S.A., CONAVI BANCO COMERCIAL Y DE AHORRO S.A. and CORPORACION FINANCIERA NACIONAL Y SURAMERICANA S.A. CORFINSURA was completed, was published in the commercial register of the Chamber of Commerce of Medellin, in book 9, under number 7600..


(BANCOLOMBIA LETTERHEAD)